FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01      - Essential Fact Statement dated Nov.29, 2006.

Santiago, November 29, 2006.

Ger.Gen.207 /2006.

Mr. Alberto Etchegaray
Superintendente de Valores y Seguros (“SVS”)
Alameda Bernardo O’Higgins 1449
Santiago

Ref: ESSENTIAL FACT

Dear Sir,

In accordance to Arts., 9th., and 10th., of Law 18,045, as well as the norms established in General Rule # 30 of the SVS, please be informed about the following “Essential Fact”:

The Board of Directors of ENERSIS S.A. (“the Company”), in a meeting held today, agreed to distribute on December 26th 2006 an interim dividend of Ch$ 1.11 per share to be accounted for in the companies’ earnings for the 2006 period. This Dividend corresponds to 14.91% of the net earnings for the period ended as of October 31st, 2006, in accordance with the current dividend policy.

In addition, as provided for in Circular 366 issued by the Superintendency. I hereby send to you the Form N° 1 including the information regarding this provisory dividend.

Best regards,

Ignacio Antoñanzas Alvear
Chief Executive Officer
ENERSIS S.A.

c.c.:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brokers Stock Exchange of Valparaíso
Risk Classification Commission
Representative of Bond Holders

SUPERINTENDENCIA DE
VALORES Y SEGUROS
CHILE

USO INTERNO: OF. DE PARTES S.V.S.

FORMULARIO N°1
REPARTO DE DIVIDENDOS

0.01 Información original : SI	0.02 Fecha envío : 29 / 11 / 06 (DD MM AA)

1. IDENTIFICACION DE LA SOCIEDAD Y DEL MOVIMIENTO

Fecha de Envío
1.01 R.U.T.	94.271.000-3 .	1.02 Form. original : 29 / 11 / 06 (DD MM AA)

1.03 Nombre de la Sociedad :	ENERSIS S.A.

1.04 N° Registro de Valores :	0175	1.05 Serie afecta : UNICA .

1.06 Código Bolsa	ENERSIS	1.07 Individualización del movimiento : 74 .

2. ACUERDO Y MONTO DEL DIVIDENDO

2.01 Fecha de acuerdo	29/ 11 / 2006 (DD MM AA)

2.02 Toma de Acuerdo	3 (1:Junta General Ordinaria de Accionistas / 2:Junta extraordinaria de accionistas /
3:Sesión de Directorio)

2.03 Monto del dividendo:	36.242.794.776__	2.04 Tipo de moneda : $ -- .

3. ACCIONES Y ACCIONISTAS CON DERECHO

3.01 Número de acciones : 32.651.166.465	3.02 Fecha límite : 19 / 12 / 06 (DD MM AA)

4. CARACTER DEL DIVIDENDO

4.01 Tipo de dividendo	: 1 (1:Provisorio / 2:Definitivo mínimo obligatorio / 3 Definitivo adicional o eventual)

4.02 Cierre del Ejercicio	: 31 / 10 / 06 (DD MM AA)

4.03 Forma de pago	: 1 . (1:En dinero / 2:Optativo en dinero o acciones de la propia emisión / 3:Optativo en dinero o acciones de otras sociedades / 4:Otra modalidad)

5. PAGO DEL DIVIDENDO EN DINERO (sea en dinero u optativo en dinero o acciones)

5.01 Pago en dinero : 1,11 /acc.	5.02 Tipo de moneda : $ --.

5.03 Fecha de pago : 26 / 12 / 06 (DD MM AA)

6. REPARTO DEL DIVIDENDO OPTATIVO EN ACCIONES

6.01 Fecha de inicio : / / (DD MM AA)

6.02 Fecha término opción : / / (DD MM AA)

6.03 Fecha entrega títulos : / / (DD MM AA)

6.04 Serie a optar : (sólo si la opción es sobre acciones de la propia emisión)

6.05 Accs. post. movimiento : (sólo si la opción es sobre acciones de la propia emisión)

6.06 R.U.T. soc. emisora : (sólo si la opción es sobre acciones de las cuales la sociedad es titular)

6.07 Código bolsa : .

6.08 Factor acciones : acciones a recibir por una acción c/derecho

6.09 Precio de la acción : /acc.	6.10 Tipo de moneda : $

7. OBSERVACIONES

Efectos Tributarios: El Crédito Tributario que pudiera tener este dividendo será comunicado oportunamente a los accionistas

Imputación Dividendo: Este dividendo se cargará contra las utilidades líquidas del ejercicio al 31.10.2006.

Horario y Lugar de Pago: Este dividendo se pagará en días hábiles bancarios, a través de cualquier sucursal del Banco de Crédito e Inversiones, BCI, a lo largo de todo el país, de Lunes a Viernes, en horario de 09:00 a 14:00 horas.

Diario y Fecha de Publicación: La publicación del aviso de este dividendo, se efectuará en el diario El Mercurio de Santiago, el día 1 de diciembre de 2006.

Tipo de Entidad: Sociedad Anónima Abierta

Declaración: "La información contenida en este formulario es la expresión fiel de la verdad, por lo que asumo la responsabilidad legal correspondiente".

FIRMA DEL REPRESENTANTE LEGAL :                                                                                                       .

NOMBRE DEL REPRESENTANTE LEGAL : IGNACIO ANTOÑANZAS ALVEAR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Name: Ignacio Antoñanzas
Title: Chief Executive Officer

Date: Dec. 01, 2006